Exhibit (a)(7)
FORM OF LETTER RE: NOTICE OF EXPIRATION OF OFFER, AMENDMENT OF ELIGIBLE
OPTION AND PROMISE TO PAY CASH BONUS
To:
We are pleased to announce that we have completed our Offer to Amend the Eligible Options. As a result of the Offer, we have accepted submitted acceptances of the Offer with respect to Eligible Options covering                     shares of Clorox common stock and have amended the exercise price of those options to $45.87 per share. In addition, the participants whose Eligible Options have been amended in accordance with the Offer are now eligible for special cash bonuses in the aggregate amount of up to $                     to compensate them for the higher exercise price per share in effect for their amended options.
As part of our acceptance process, we accepted and amended your Eligible Option to acquire                      shares of our common stock. Accordingly, the adjusted exercise price per share in effect for your amended option is now $45.87. Your amended option will continue to vest in accordance with the same vesting schedule measured from the same vesting commencement date currently in effect for that option. The amendment has had no effect on the option’s vesting schedule, exercise period, option term or any other term of the option.
In exchange for your agreement to amend your outstanding Eligible Option as indicated by your Letter of Transmittal, Clorox hereby promises to pay you a special cash bonus in the amount of $                    . The cash bonus with respect to Eligible Option shares that were vested as of the expiration of the Offer will not be subject to any further vesting conditions and will be payable to you as soon as practicable after January 1, 2007. Any cash bonus payable with respect to Eligible Option shares that are scheduled to vest after the expiration date of the Offer will become payable to you only if the underlying Eligible Option shares vest, and will be paid as soon as practicable after the later of (i) January 1, 2007, or (ii) the date upon which the Eligible Option shares vest. Clorox must withhold all applicable U.S. federal, state, local and foreign income and employment withholding taxes and other required payments from each cash bonus installment payment you earn, and you will receive only the portion of the payment remaining after those taxes and payments have been withheld.
This promise to make cash payment is subject to the terms and conditions of the Offer as set forth in the Offer to Amend the Eligible Options and the Letter of Transmittal (collectively, the “Offer Documents”), all of which are incorporated herein by reference. This promise and the Offer Documents reflect the entire agreement between you and Clorox with respect to this transaction. This promise may be amended only by means of a writing signed by you and an authorized officer of Clorox.

THE CLOROX COMPANY

By:

Title:

Date: